SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

July 14, 2017

DESWELL INDUSTRIES, INC.
(Registrant's name in English)

10B Edificio Associacao Industrial De Macau
32 Rua do Comandante Mata e Oliveira
Macau, Special Administrative Region, PRC
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Deswell Announces Filing and Availability of Annual Report on Form 20-F

MACAO--(BUSINESS WIRE)--July 14, 2017--Deswell Industries, Inc. (Nasdaq:DSWL) today announced that the Company has filed its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended March 31, 2017, with the United States Securities and Exchange Commission (“SEC”). The Company’s Annual Report is available on the SEC's website at http://www.sec.gov.

The Company will deliver a paper copy of its fiscal 2017 Annual Report on Form 20-F, including its complete audited financial statements, free of charge, to any shareholder within a reasonable time after request. To obtain a paper copy of Deswell's fiscal 2017 Annual Report on Form 20-F, written request should be made to Deswell Industries, Inc., 10B, Edificio Associacao Industrial De Macau, No. 32-36 Rua do Comandante Mata e Oliveira, Macau, Special Administrative Region, PRC.

Deswell is an independent manufacturer of injection-molded plastic parts and components, electronic products and subassemblies and metallic molds and accessory parts for original equipment manufacturers, or “OEMs” and contract manufacturers. Deswell also distributes audio equipment in China. The company conducts all of its manufacturing activities at separate plastics and electronics operation factories located in Dongguan, People’s Republic of China. Deswell produces a wide variety of plastic parts and components used in the manufacture of consumer, automotive, medical and industrial products. Electronic products manufactured by the Company include sophisticated professional audio equipment, high end home theatre audio products, and complex printed circuit board assemblies and telecommunication products.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

CONTACT:
Investor Relations:
Institutional Marketing Services (IMS)
John Nesbett / Jennifer Belodeau
203-972-9200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESWELL INDUSTRIES, INC.

BY: /s/ Edward So Kin Chung
Edward So Kin Chung,
Chief Executive Officer

Date: July 14, 2017